UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2015

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation

1800 Waterfront Centre

200 Burrard Street

Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

April 29, 2015

3.	NEWS RELEASE

The press release announcing this material change was issued on April 29, 2015 in Canada and the United States.

4.	SUMMARY OF MATERIAL CHANGE

Methanex Corporation announced on April 29, 2015 that its Board of Directors has approved a new 5% share repurchase program.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced on April 29, 2015 that its Board of Directors has approved a new normal course issuer bid to commence on May 6, 2015 and end no later than May 5, 2016. Under the new bid, the Company is able to purchase for cancellation over the facilities of the TSX and alternative trading systems in Canada up to 4,554,115 common shares, representing approximately 5% of the 91,082,312 shares issued and outstanding as at April 29, 2015.

Purchases under the new bid will be made from time to time at the then current market price of the Company’s common shares as traded on the TSX. Subject to certain exceptions for block purchases, daily repurchases under the program will not exceed 81,201 common shares, representing 25% of the Company’s average daily trading volume on the TSX for the six month period ended on March 31, 2015. The Company has entered into an automatic securities purchase plan with its broker in connection with purchases to be made under this program.

5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

For further information, contact:

Kevin Price

VP, Legal, Assistant General Counsel & Corporate Secretary

(604) 661 2658

9.	DATE OF REPORT

April 30, 2015

METHANEX CORPORATION

Name:	Kevin Price
Title:	Vice President, Legal Assistant General Counsel and Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: April 30, 2015	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Vice President, Legal Assistant General Counsel & Corporate Secretary